Exhibit (a)(1)(vii)
CARLYLE CREDIT SOLUTIONS, INC.

Announcement of Results of Previously Announced
Tender Offer by Carlyle Credit Solutions, Inc. for its Shares

November 1, 2022

Dear Stockholder:
Carlyle Credit Solutions, Inc. (the “Company”) today announced the results of its previously announced tender offer to purchase up to 2,108,344 shares of its common stock, par value $0.01 per share (the “Shares”), which expired at 11:59 p.m., New York City Time, on October 27, 2022.

Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 6,202,538.589 Shares were properly tendered and not properly withdrawn prior to the expiration date for the tender offer, which exceeded the maximum number of 2,108,344 Shares the Company offered to purchase pursuant to the tender offer.

In accordance with the terms of the tender offer and based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 33.992% of the Shares properly tendered and not properly withdrawn. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 3.484% of the total number of Shares outstanding as of September 30, 2022.

Shares not accepted for purchase will be returned or credited to appropriate account, as applicable, by the Transfer Agent, on behalf of the Company.

In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2022 less the 2% “early repurchase fee” for Shares issued on or after September 30, 2022.
If you have any questions, please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.